Contact

www.linkedin.com/in/carycarlton (LinkedIn)

Top Skills

Business Fundraising

Product Development

Creative Thinking

Cary Carlton

Entrepreneur and Founder | Revolutionizing Creator Pay Models | App Development | Go-To-Market Strategy | Building High-Performance Teams

Laguna Beach, California, United States

Summary

As an entrepreneur and founder, I am committed to revolutionizing creator pay models and empowering emerging content creators to earn a fair share of revenue. With a background in software and technology, I bring extensive experience in app development and go-to-market strategy to the table. Prior to starting my own venture, I honed my leadership skills at Wolters Kluwer, where I successfully built and managed high-performance sales teams. My team and I are passionate about developing a cutting-edge platform that not only provides a seamless user experience but also helps to build brand awareness for content creators. Join us in our mission to revolutionize the industry and support the next generation of creative talent. sales, sales management and strategic planning experience with proven record of improving revenue, profitability, and account penetration while managing operating costs and sales efficiency. Provide sales leadership that dramatically impacts sales growth, customer retention, and sales development. Possess critical thinking and problem-solving capabilities to analyze and quickly resolve business issues. Known for ability to conceptualize, plan, and execute enterprise projects through vision, dynamic leadership, and value creation.

• Exceptional team builder, coach and mentor. Build highly disciplined, motivated sales and management teams that apply a consultative, solution-based approach to consistently achieve revenue and account penetration goals.

• Establish trusting, long-lasting client relationships with an uncompromising regard for customer retention and service excellence.

• Utilize extensive sales and general management experience and business acumen in sales planning, budgeting, and forecasting processes to ensure profitable revenue growth.

• Apply an engaging interpersonal and leadership style that builds consensus and collaboration across the organization and with multi-disciplined teams.

Specialties : Sales Leadership, Sales Management, Strategic National Accounts Management, Sales Team Development, Revenue Driven Sales Process

To get in touch with me, you can email me at cary.carlton@icloud.com

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Experience

PloomSocial
Founder & CEO
April 2021 - Present (3 years 5 months)
Irvine, California, United States

As the Founder & CEO of Ploom Media, I have been instrumental in bringing the Ploom platform from ideation to reality. This includes raising significant investment capital and assembling a strong leadership team to drive the company forward. Together, we are committed to disrupting the traditional creator pay model and empowering emerging content creators to earn a fair share of revenue. With a background in financial technologies ,I bring experience in app development and go-to-market strategy to the table. Our platform not only provides a seamless user experience but also supports charitable organizations, giving back to the communities we serve. Join us in our mission to revolutionize the industry and support the next generation of creative talent.

Wolters Kluwer
National Director of Sales
April 2015 - February 2018 (2 years 11 months)
Atlanta, Georgia, United States

At Wolters Kluwer Tax & Accounting, a leading provider of tax, accounting, and audit solutions, I served as the National Director of Sales for Corporate Software & Retention from April 2015 to February 2018. In this role, I was responsible for managing $40 million in Sales & Use Tax Software and led a team of sales professionals including 4 District Sales Managers and 5 National Alliance Partner Managers. My focus was on driving revenue and profit growth by improving marketplace performance through an innovative assessment process that analyzed clients' purchasing structures, processes, people, technology, and footprint.

Highlights of my achievements during this period include:

- Growing year-over-year revenue by 40% in 2016, resulting in $3 million in new software revenue.
- Achieving 30% year-over-year revenue growth in 2015, resulting in 100% revenue attainment.
- Negotiating large Software Subscription software contract agreements, developing and implementing new distribution strategies to increase sales.
- Establishing and nurturing new business partnerships and accounts to achieve aggressive revenue, profit, and account penetration goals.
- Leading the sales team to achieve outstanding performance, with 80% of all representatives finishing 100% or better in the first half of 2017.
- Working closely with the EVP of Sales, CEO, and Executive Team to establish strategies, goals, and actions necessary to achieve aggressive growth targets.
- Developing and executing new partner and alliance agreements, distribution strategies, and related opportunities to bolster sales.
- Developing and implementing annual business plans and managing monthly, quarterly, and annual expense and revenue budgets.

OfficeMax
4 years 8 months

Vice President of Sales, Southwest Marketplace
September 2010 - February 2014 (3 years 6 months)
California-Nevada-Arizona

Responsible for $330 million in office products, MPS, Technology, Interiors, and print revenue in California, Nevada and Arizona. Led and developed 9 District Sales Managers, 3 National Account Managers, and sales team focused on overachieving revenue and profit growth objectives. Focused on improving Marketplace performance by using an innovative assessment process to analyze the client purchasing structure, process, people, technology and footprint.

Director -Western Region Technology and MPS
July 2009 - September 2010 (1 year 3 months)
Western United States

Managed Print Services Specialist (MPSS). Primarily managed outside sales individuals responsible for client acquisition and contract sales of OMX Managed Print Services offerings. Led the sales force in leveraging internal resources to obtain, develop, and secure business opportunities from both existing and new client relationships. Increased revenue, profit production and growth resulting from established sales processes.

CDI Xerox
President - Owner
January 2005 - June 2009 (4 years 6 months)
Denver

General management responsibility for developing and implementing sales strategy and leading the sales organization to achieve optimal performance. Responsible for marketing, customer service, human resources, and financial results. Focused on sales development, fundamentals, discipline, accountability, and motivating reward and compensation plans.

Imagistics International
Vice President National Accounts
January 2003 - January 2005 (2 years 1 month)
Western Untied Sates

Developed and built market share with current accounts in the Western Region. Managed 7 District Sales Managers, and 40 sales individuals. Selected and developed the sales team including sales representatives and sales support.

Sun Microsystems
Regional Director-West Region
2000 - 2003 (3 years)

Managed all aspects of middle ware software to Fortune 1000 companies throughout the Southwest. Hired, trained, directed, and motivated 19 Systems Engineers and 15 Sales Representatives. Directly assisted the sales team in closing large deals with high profile clients – e.g., DirecTv, American Express, and Sony Pictures.

IKON
Director of Sales
1986 - 2000 (14 years)

Researched, analyzed and generated demographics to develop and implement custom marketing plans that gained new target customers and enhanced bonds with existing clients. Analyzed departmental needs, isolated team weaknesses and amplified strengths to achieve successful solutions. Maximized advantages and profits. Successfully managed all sales activities throughout Southern California.

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